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ARDEN GROUP, INC.


CONTACT:     Ernest T. Klinger
             Vice President & CFO                              FULL NATIONAL and
TELEPHONE:   310/638-2842                                      FULL ANALYST WIRE
             NASDAQ/NMS-ARDNA


                                                   FOR IMMEDIATE RELEASE

     LOS ANGELES, CA July 17, 1997 - Arden Group, Inc. today announced a self tender for up to 250,000 shares of its Class A Common Stock for cash at the rate of $65.00 per share. The offer will commence on July 17, 1997 and expire at 12:00 midnight, local time in New York City, on August 13, 1997, unless the offer is extended. The offer is not conditional upon any minimum number of shares being tendered.

     The Company announced that based on preliminary unaudited information, the increases in sales and gross profit which the Company reported for the first quarter of fiscal 1997 as compared to the first quarter of fiscal 1996 have continued in the first two months of the second quarter of fiscal 1997 as compared to the comparable period of fiscal 1996. The Company believes that this trend of increased sales and gross profits has continued for the balance of the second quarter and will be reflected in operating income for the second quarter of fiscal 1997. No assurances can be given that this trend will continue for the remainder of the fiscal year. The foregoing statements are forward looking statements and involve risks and uncertainties that could cause actual results to differ materially from these forward looking statements. Factors which could cause actual results to differ materially include, but may not be limited to, a downturn in the gross profit of the Company for the third month of the Company's second quarter and adjustments made to the preliminary unaudited information for the first two months in closing the books of the Company at the end of the second quarter.


       Post Office Box 2256, Los Angeles, California 90051, (310)638-2842 2020 South Central Avenue, Compton, California 90220, FAX: (310)631-0950

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ARDEN GROUP, INC.


     The Company further announced that in July 1997, the arbitrators in the recently completed arbitration proceedings arising out of the sale in 1993 of the Company's communication equipment business to Danka Industries, Inc. determined that neither party was a prevailing party in the proceedings and, therefore, neither were awarded costs and fees with respect to the proceedings.

     Arden Group, Inc. currently operates 12 Gelson's and Mayfair supermarkets in Southern California.





       Post Office Box 2256, Los Angeles, California 90051, (310)638-2842 2020 South Central Avenue, Compton, California 90220, FAX: (310)631-0950